Able View Global Inc.

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001

People’s Republic of China

February 8, 2024

VIA EDGAR

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Able View Global Inc. (the “Company”)
Registration Statement on Form F-1
(File No. 333-275626) (the “Registration Statement”)

Dear Mr. Nalbantian and Ms. Ransom :

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that the Registration Statement will become effective as of 9:00 a.m. E.T. on Monday, February 12, 2024, or as soon thereafter as practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Very truly yours,

Able View Global Inc.

By:	/s/ Jing Tang
Name:	Jing Tang
Title:	Chief Financial Officer

cc: Elizabeth F. Chen, Pryor Cashman LLP